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                                                                  Exhibit (a)(9)

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FUND                                        PRESS
AMERICAN                                    RELEASE
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                                            CONTACT:  Terry Baxter
                                            603-640-2229




               FUND AMERICAN COMMENCES DUTCH AUCTION CASH TENDER OFFER
                              FOR UP TO 1,000,000 SHARES


HANOVER, New Hampshire, November 3, 1997 - Fund American Enterprises Holdings, Inc. today commenced its previously announced cash tender offer to purchase up to 1,000,000 shares of its common stock at prices not greater than $125.00 nor less than $105.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1997, and the related Letter of Transmittal (which together constitute the "Offer").

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain customary conditions. The Offer, proration period and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Monday, December 1, 1997 unless the Offer is extended.

First Chicago Trust Company of New York is the Information Agent for the Offer and can be reached at 1-800-438-0057. Lehman Brothers Inc. is the Dealer Manager for the Offer.

None of the Company, its Board of Directors, the Dealer Manager or the Information Agent makes any recommendation as to whether any shareholder should participate in the Offer.